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                                                      Registration No. 333-73023
                                                Filed pursuant to Rule 424(b)(3)




                                   CNET, INC.

                                 157,154 SHARES
                                  COMMON STOCK


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         Certain of our shareholders are offering 157,154 shares of our common stock. We will not receive any of the proceeds from the shareholders' sale of the shares offered in this prospectus. These shares were issued by us to the selling shareholders in connection with our acquisitions of Netventures, Inc. on February 16, 1999 and AuctionGate Interactive, Inc. on February 19, 1999.



         Our common stock is quoted on the Nasdaq National Market under the symbol "CNET." The last reported sale price of our common stock on March 17, 1999 was $92.56 per share.



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         See "Risk Factors" beginning on page 5 to read about certain factors you should consider before buying shares of our common stock.



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         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


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                        Prospectus dated March 18, 1999.



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We are a Delaware corporation. Our principal executive offices are located at
150 Chestnut Street, San Francisco, California 94111, and our telephone number is (415) 395-7800. In this prospectus, the "Company," "CNET," "we," "us" and "our" refer to CNET, Inc. and its subsidiaries, unless the context otherwise requires.











                                TABLE OF CONTENTS


Summary................................................................................................... 1
Risk Factors.............................................................................................. 5
Incorporation of Certain Documents by Reference...........................................................18
Where You Can Get More Information........................................................................18
Selling Shareholders......................................................................................19
Plan of Distribution......................................................................................20
Use of Proceeds...........................................................................................20
Legal Matters.............................................................................................20
Experts...................................................................................................20



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                                     SUMMARY

         This summary highlights some important information from this prospectus, but does not contain all material information about us or the offering. You should read the more detailed information and financial statements and notes appearing in, or incorporated by reference in, this prospectus. You should carefully consider, among other things, the information set forth in "Risk Factors." Unless otherwise indicated, the information in this prospectus reflects our 2-for-1 split of our common stock that we distributed in the form of a stock dividend on March 8, 1999 to our common stock holders as of February 22, 1999.

                                   THE COMPANY

         We are a leading media company. We provide consumers with information both online and on television regarding:

         o    computers

         o    the Internet

         o    digital technologies

Based on the volume of traffic over our branded online network, we believe that we have established a leadership position in our market. We believe that our network is the most frequently used source of technology information online, with an average of 8.2 million pages viewed daily during the fourth quarter of 1998. According to Media Metrix, we reached 12.2% of the online audience, or approximately 7.1 million unique users, during January 1999. In addition, we deliver over 3.8 million newsletter dispatches per week to subscribers of our newsletter services. We derive revenues from a combination of:

         o    banner and sponsorship advertising on our online network

         o advertising and sales lead-based compensation from our recently introduced online shopping services

         o advertising sales and licensing fees from our television programming

CNET ONLINE

         Our online division produces a network of information and services offered under our CNET brand through CNET.com, our gateway for consumers interested in information technology and technology products and services. Among the primary channels that users can access through CNET.com are:

         o CNET Computers.com, a comprehensive source for computer hardware information combining broad product listings, descriptions and reviews

         o CNET Shopper.com, an extensive resource for determining where to buy computer products online with real-time pricing and links to manufacturers, retailers and resellers

         o CNET News.com, a technology information source offering news and analysis about the Internet and the computer industry

         o CNET Builder.com, an information source providing product reviews and industry news for the Web-builder community

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         o    CNET Gamecenter.com, an extensive gaming resource offering reviews and download information and links for popular computer games

         o    CNET Download.com, a comprehensive software download service

CNET TELEVISION

         Our television division, intended to strengthen the our brand and complement our online division, includes the Digital Domain, a two-hour programming block broadcast on USA Networks and The Sci-Fi Channel. Digital Domain is composed of:

         o    CNET Central (technology news)

         o    The Web (Internet and online services)

         o    Cool Tech (consumer-oriented technology products)

         o    The New Edge (future technologies)

We also produce TV.com (technology products and news) and Tech Reports (90-second technology inserts for local news programs). Our television programming is broadcast to more than 75 million households and is syndicated nationally and in 40 international markets.

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SHOPPING SERVICES

         Our shopping services help consumers decide what products to buy and where to buy them. Our shopping services are a very efficient marketing channel for sellers of technology products who are trying to reach a targeted audience of potential buyers. These services, initiated in September 1998 through CNET Computers.com and CNET Shopper.com, are among the industry's leading information resources for buyers of technology products. We assist the consumer with the initial phase of a product buying decision by providing high-quality editorial content, including reviews and recommendations. This information is supplemented by real-time pricing information from competing vendors covering more than 120,000 products. Our shopping services also provide one-click access to these vendors. This enables the user to order the desired product from the supplier of their choice. We believe that our online database of products and prices is the largest publicly-accessible computer product database in the world. In the fourth quarter of 1998, the first during which our shopping services were offered, we estimate that we generated approximately $80 million in sales to our 70 participating merchants. Our shopping services generated an average of 90,000 leads per day during December 1998.

         In assisting sellers of computer products reaching buyers online, we address a significant market. According to Jupiter Communications, technology products represent the largest e-commerce category on the Web. Purchases of PC hardware and software are expected to be 45% of the estimated $8.2 billion consumers will spend online in 1999. Forrester Research estimates that 46%, or approximately $50 billion, of the estimated $108 billion projected to be spent by businesses online in 1999 will be spent on computers and electronics.

         We continue to explore new commerce-related opportunities in which our content, traffic and technology will allow us to provide value to buyers and sellers of technology products. In addition, we may increase significantly marketing efforts designed to broaden audience reach and to strengthen the CNET brand as the leading online source for information and services on computing, technology and information systems.

OUR OTHER VENTURES

         We are also an owner of snap., the free Internet directory, search, and navigation portal service controlled by NBC Multimedia, Inc. We effectively own approximately 40% of Snap! L.L.C. We also own approximately 9% (2.3 million shares) of Vignette Corporation (Nasdaq:VIGN), a manufacturer of Web publishing software, and 16% of BuyDirect.com, Inc., a Web retailer of downloadable software.

OUR RECENT DEVELOPMENTS

         o ACQUISITION OF NETVENTURES. On February 16, 1999, we acquired NetVentures, Inc. in a stock-for-stock exchange valued at approximately $12.5 million. NetVentures owns and operates ShopBuilder (www.shopbuilder.com), an online store-creation system. With the acquisition, we intend to develop the capacity to enable small and midsize computer manufacturers and resellers of unbranded computer systems, known in the industry as "white box" PCs, to build online stores and use our online sales channel to market products directly to customers. In addition, we expect to create the Internet's first marketplace for unbranded PCs, sales of which make up an estimated 30% of the $75 billion U.S. PC market, and expand our Shopper.com service by incorporating a large segment of products and services that to date have not been readily available online.

         o AGREEMENT WITH AMERICA ONLINE. On February 9, 1999, we announced an agreement with American Online, Inc. whereby we will become the exclusive provider of computer hardware and software buying guides on the AOL service and on AOL.com, as well as the primary provider of computer buying guides on CompuServe, Digital City, AOL Hometown and certain AOL international properties. In addition to buying guides, we will provide or create a variety of co-branded, computing-oriented content areas. Under the terms of the agreement, AOL will receive guaranteed.

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              payments from us of $14.5 million over approximately two and one-half years. We believe that the agreement provides us with the opportunity to extend substantially the reach of our computer-oriented information and shopping services to a new audience of consumers.

         o ACQUISITION OF AUCTIONGATE INTERACTIVE. On February 19,1999, we acquired AuctionGate Interactive, Inc. in a stock-for-stock exchange valued at approximately $6.5 million. AuctionGate owns and operates AuctionGate.com, an auction site specializing in computer products. With the acquisition, we hope to expand our role as an Internet marketplace linking computer buyers and sellers. The acquisition also introduces a potential new revenue stream for us, as participating sellers in the new auction service will be charged listing fees. The new auction site will allow individual customers, resellers and manufacturers to auction their used, refurbished, end-of-line and surplus items. We intend to provide links to the auction service at relevant areas across our Internet network.

         o AGREEMENT WITH JENESYS. On February 23, 1999, we announced that we had agreed to acquire the assets of Winfiles.com, a leading software downloading service, from Jenesys LLC for a total purchase price of $11.5 million, payable in cash in two installments of $5.75 million. We believe that this acquisition will increase the market reach of our CNET Download.com service. We completed the acquisition on February 26, 1999.

         o STOCK SPLIT. On February 10, 1999, we announced a 2-for-1 split of our common stock that we distributed in the form of a stock dividend on March 8, 1999 to our common stock holders as of February 22, 1999.

OUR OPERATING RESULTS

         o On February 10, 1999, we announced annual and quarterly results for the period ended December 31, 1998. Our revenues for the quarter totaled $19.2 million, an 86% increase over the quarter ended December 31, 1997. Net income for the quarter was $4.3 million, or $0.23 per share diluted, compared to a net loss of $10.7 million, or $0.76 per share diluted, for the fourth quarter of 1997. Excluding unusual items, net income for the quarter was $3.3 million, or $0.18 per share diluted, compared to a net loss of $8.7 million, or $0.62 per share diluted in the fourth quarter of 1997.

         o Revenues for our online operations increased 123% to $17.6 million for the quarter, versus $7.9 million in the fourth quarter of 1997. Quarter-to-quarter traffic on our online operations increased 20% to 8.2 million average daily page views in the fourth quarter, from 6.8 million average daily page views in the third quarter of 1998. Our television operations reported a slight profit on revenues of $1.6 million in the fourth quarter of 1998, similar to its results for the fourth quarter of 1997.

         o For the year ended December 31, 1998, our revenues totaled $56.4 million, a 68% increase over revenues of $33.6 million for the year ended December 31, 1997. Net income for 1998 was $2.6 million, or $0.15 per share diluted, compared to a net loss of $24.7 million, or $1.82 per share diluted in 1997. For the year, our online division reported revenues of $49.4 million, compared to $25.8 million in 1997, and our television division reported annual revenues of $7.1 million, compared to $6.9 million in 1997.

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                                  RISK FACTORS

     You should carefully consider the following risk factors and warnings, in addition to all of the other information we have provided to you in this prospectus, before purchasing our common stock. Also, you should be aware that the risks described below are not the only ones facing us. Additional risks that we do not yet know of may also have an adverse effect on us. If any of those risks or any of the risks described below actually occur, our business, financial condition and results of operations or prospects could be adversely affected. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

     This prospectus contains or incorporates by reference certain statements about our future that are not statements of historical fact. In some cases, you can identify these statements by words such as "may," "will," "should," "expects," "anticipates," "plans," "believes," "estimates," "intends," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions, and in evaluating those statements you should specifically consider the risks outlined below. Actual performance or results may differ materially and adversely.

     WE HAVE A LIMITED OPERATING HISTORY AND AN ACCUMULATED DEFICIT, AND WE ANTICIPATE FUTURE LOSSES. We have a limited operating history upon which you can evaluate us. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in the relatively new and rapidly evolving market for Internet products, content and services. Such risks for us include, but are not limited to:

         o    an evolving and unpredictable business model

         o uncertain acceptance of new services including CNET Shopper.com and CNET Computers.com

         o    competition

         o    management of growth

To address these risks, we must, among other things:

         o develop new relationships and maintain existing relationships with our advertising customers, their advertising agencies and other third parties

         o provide original and compelling content to Internet users and television viewers

         o    develop and upgrade our technology

         o implement and successfully execute our business and marketing strategy

         o    successfully expand into new products, services or markets

         o effectively manage and integrate acquisitions and other business combinations

         o    respond to competitive developments

         o    attract, retain and motivate qualified personnel

We cannot assure you that we will succeed in addressing such risks. If we fail to do so, it could have a material adverse effect on our business, prospects, financial condition and operating results.

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     Additionally, our limited operating history and the emerging nature of the markets in which we compete makes it difficult or impossible for us to predict our future operating results, and there can be no assurance that our revenues will increase or even continue at their current level or that we will maintain profitability or generate cash from operations in future periods. In addition, interest expense and costs of our acquisitions, including amortization of goodwill and other purchased intangibles and ongoing operating expenses, will or may further affect our operating results. From our inception until the third quarter of 1998, we incurred significant losses and, as of September 30, 1998, had an accumulated deficit of $55.4 million. We may continue to incur losses in the future. For example, if we were to increase significantly our marketing expenses, which we are considering, it is possible that we would incur losses as a result. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results, including our gross profit and operating expenses as a percentage of net sales, are not necessarily meaningful and should not be relied upon as an indication of future performance.

     WE MAY EXPERIENCE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may adversely affect our quarterly operating results attributable to our Internet operations include, among others:

         o    the level of use of the Internet

         o    demand for Internet advertising

         o    seasonal trends in both Internet use and advertising placements

         o the addition or loss of advertisers, and the advertising budgeting cycles of individual advertisers

         o    the level of traffic on our network of Internet sites

         o the amount and timing of capital expenditures and other costs (including marketing costs) relating to the expansion of our Internet operations

         o the introduction of new sites and services by us or our competitors

         o our ability to manage effectively our development of new business segments and markets

         o our ability to successfully manage the integration of operations and technology of acquisitions and other business combinations

         o    our ability to upgrade and develop our systems and infrastructure

         o our ability to attract new personnel in a timely and effective manner

         o    price competition or pricing changes in the industry

         o    technical difficulties, system downtime or Internet brownouts

         o    governmental regulation and taxation policies

         o disruptions in service by common carriers due to strikes or otherwise

         o general economic conditions and economic conditions specific to the Internet and Internet media

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We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures would have an immediate adverse effect on our business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, purchasing, service, marketing or acquisition decisions that could have a material adverse effect on our business, prospects, financial condition and operating results. For example, we may increase significantly our marketing expenditure as we seek to continue to build audience reach and our brand name.

     Quarterly operating results attributable to our television operations are generally dependent on the costs we incur in producing our television programming. If the costs of producing television programs exceed licensing and distribution revenues, we could incur a gross deficit with respect to our television operations. Further, revenues may be adversely impacted by the size and demographic characteristics of our television viewing audience. As a result of our strategy to cross market its television and Internet operations, a decrease in the number of viewers of our television programs may have a negative effect on the usage of our Internet sites and on our business, prospects, financial condition or operating results.

     We may also experience seasonality in our operating results, particularly in connection with our shopping services which may reflect seasonal trends in the retail industry. The level of consumer retail spending generally decreases in the first and third calendar quarters. Advertising expenditures, which comprise substantially all of our revenues, are also subject to seasonal fluctuations and are influenced by consumer spending patterns.

     Due to all of the foregoing factors, it is likely that our operating results may fall below our expectations or the expectations of securities analysts or investors in some future quarter. In such event, the trading price of our common stock would likely be materially adversely affected.

     OUR INTERNET CONTENT AND SERVICES MAY NOT BE ACCEPTED. Our future success depends upon our ability to deliver original and compelling Internet content and services in order to attract and retain users. We cannot assure you that our content and services will be attractive to a sufficient number of Internet users to generate revenues sufficient for us to sustain operations. We also cannot assure you that we will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to attract or maintain an audience. Internet users can freely navigate and instantly switch among a large number of Internet sites, many of which offer competing content and services, making it difficult for us to distinguish our content and services and to attract users. In addition, many other Internet sites offer very specific, highly targeted content that could have greater appeal than our sites to particular subsets of our target audience. If we are unable to develop Internet content and services that allow us to attract, retain and expand a loyal user base possessing demographic characteristics attractive to advertisers and sellers of technology products, we will be unable to generate revenue, and our business, prospects, financial condition and operating results will be materially adversely affected.

     OUR TELEVISION PROGRAMMING MAY NOT BE ACCEPTED. We cannot assure you that our television programming will be accepted by television broadcasters, cable networks or their viewers. The successful development and production of television programming is subject to numerous uncertainties, including the ability to:

         o anticipate and successfully respond to rapidly changing consumer tastes and preferences

         o    obtain favorable distribution rights

         o    fund new program development

         o attract and retain qualified producers, writers, technical personnel and television hosts

If we are unable to develop television programming that allows us to attract, retain and expand a loyal television audience, or if we are unable to retain or develop distribution channels for our television programming, we may be

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unable to achieve our strategic objectives, and our business, prospects, financial condition and operating results will be materially adversely affected.

     WE OPERATE IN HIGHLY COMPETITIVE MARKETS. Competition among content and service providers is intense and is expected to increase significantly in the future. Our Internet and television operations compete against a variety of firms that provide content through one or more media, such as print, broadcast, cable television and the Internet. As with any other content or service provider, we compete generally with other content and service providers for the time and attention of consumers and for advertising revenues. To compete successfully, we must provide sufficiently compelling and popular Internet content and service and television programming to attract Internet users and television viewers and to support advertising intended to reach such users and viewers. Within the content niche of information technology and the Internet, we compete in particular with the publishers of computer-oriented magazines and Internet services, such as Ziff-Davis Publishing Company, International Data Group and CMP Publications, and with television companies that offer computer-related programming, such as the Cable News Network, the Discovery Channel, Jones Computer Network, Mind Extension University and MSNBC, a joint venture between Microsoft Corporation and General Electric's NBC Television Network. Each of these competitors also offers one or more Internet sites with content designed to complement its magazines or television programming.

     In the overall market for Internet users, we compete with other Internet content and service providers, including Web directories, search engines, shareware archives, sites that offer original editorial content, commercial online services and sites maintained by Internet service providers. These competitors include:

         o    Excite, Inc.

         o    Infoseek Corporation

         o    Lycos, Inc.

         o    Microsoft Corporation

         o    Netscape Communications Corporation

         o    The Walt Disney Company

         o    Time Warner, Inc.

         o    Yahoo! Inc.

The market for Internet content and services is new, intensely competitive and rapidly evolving. There are minimal barriers to entry, and current and new competitors can launch new sites at relatively low cost. In addition, we compete for the time and attention of Internet users with thousands of non-profit Internet sites operated by individuals, government and educational institutions. Existing and potential competitors also include magazine and newspaper publishers, cable television companies and startup ventures attracted to the Internet market. Accordingly, we expect competition to persist and intensify and the number of competitors to increase significantly. As we expand the scope of our Internet content and services, we will compete directly with a greater number of Internet sites and other media companies, including other online retailers and direct sellers of computer products. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is difficult for us to anticipate which companies are likely to offer competitive services in the future. There can be no assurance that our Internet operations will compete successfully.

     With respect to our television operations, we compete directly with established broadcast and cable television networks and with other distributors and producers of programming about information technology and the Internet. We also face potential competition from a wide range of existing broadcast and cable television companies, and

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from joint ventures between television companies and computer-oriented magazine publishers or computer hardware or software vendors, any of which could produce television programming that competes directly with our television programming. For example, Ziff-Davis recently launched and is operating a 24 hour cable television network focused on technology.

     WE MAY HAVE DIFFICULTIES MANAGING OUR GROWTH. We have rapidly and significantly expanded our operations and anticipate that further expansion of our operations may be required in order to address potential market opportunities. This rapid growth has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. The increase in the number of our employees and our market penetration and product and service development activities have resulted in increased responsibility for our management. Our management will be required to successfully maintain relationships with various advertising customers, other Internet sites and services, Internet service providers and other third parties and to maintain control over our strategic direction in a rapidly changing environment. There can be no assurance that our current personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to identify, hire, train, motivate or manage required personnel or that management will be able to successfully identify and exploit existing and potential market opportunities. If we are unable to manage growth effectively, our business, financial condition and operating results will be materially adversely affected.

     WE HAVE RISKS ASSOCIATED WITH SYSTEM DEVELOPMENT AND OPERATIONS. Our Internet revenues consist primarily of revenues derived from the sale of advertisements and other fees from sellers of technology products on our Internet sites, in particular from arrangements with our advertising customers that provide for a guaranteed number of impressions. Any system interruptions that result in the unavailability of our Internet sites may result in us being unable to deliver the number of impressions guaranteed by such agreements. During 1998, we experienced two power interruptions which resulted in the unavailability of our Internet sites and services for portions of two days. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of its Internet sites or will be able to, in a timely manner, effectively upgrade and expand its systems. Any inability to do so could have a material adverse effect on our, prospects, financial condition and operating results.

     WE ARE DEPENDENT ON OUR ADVERTISING REVENUES. Our revenues through December 31, 1998 were derived primarily from the sale of advertising and other fees from sellers of technology products on our Internet sites and from advertising and license fees from producing our television programs. Most of our advertising contracts can be terminated by the customer at any time on very short notice. Consequently, our advertising customers may move their advertising to competing Internet sites or from the Internet to traditional media, quickly and at low cost, thereby increasing our exposure to competitive pressures and fluctuations in revenues and operating results. In selling Internet advertising, we also depend to a significant extent on advertising agencies, which exercise substantial control over the placement of advertising for our existing and potential advertising customers. If we lose advertising customers, fail to attract new customers or are forced to reduce advertising rates in order to retain or attract customers, our business, prospects, financial condition and operating results will be materially adversely affected.

     THE INTERNET AS MAY NOT BE ACCEPTED AS AN ADVERTISING MEDIUM. Our Internet advertising customers have only limited experience with the Internet as an advertising medium and neither such customers nor their advertising agencies have devoted a significant portion of their advertising budgets to Internet-based advertising in the past. Some of our potential customers have little or no experience with the Internet as an advertising medium and have not devoted significant portions of their advertising budgets to Internet-based advertising in the past. In order for us to generate advertising revenues, advertisers and advertising agencies must direct a significant portion of their budgets to the Internet and, specifically, to our Internet sites. There can be no assurance that advertisers or advertising agencies will be persuaded to allocate or continue to allocate or increase portions of their budgets to Internet-based advertising, or, if so persuaded, that they will find Internet-based advertising to be more effective than advertising in traditional media such as print, broadcast and cable television, or in any event decide to advertise or continue to advertise on our Internet network. Acceptance of the Internet among advertisers and advertising agencies also depends to a large extent on the growth of use of the Internet by consumers, which is highly uncertain, and on the acceptance of new methods of conducting business and exchanging information.

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Advertisers and advertising agencies that have invested substantial resources in traditional methods of advertising may be reluctant to modify their media buying behavior or their systems and infrastructure to use Internet-based advertising. Furthermore, standards to measure the effectiveness of Internet-based advertising are evolving, and there can be no assurance that such standards will be adopted or adopted broadly enough to support widespread acceptance of Internet-based advertising. If Internet-based advertising is not widely accepted by advertisers and advertising agencies, our business, prospects, financial condition and operating results will be materially adversely affected.

     OUR BRAND MAY NOT BE ACCEPTED OR MAINTAINED. Promotion of the CNET brand will depend largely on our success in providing high quality Internet and television programming, which cannot be assured. If consumers do not perceive our existing Internet and television content to be of high quality, or if we introduce new Internet sites or television programs or enter into new business ventures that are not favorably received by consumers, we will be unsuccessful in promoting and maintaining our brand. Any expansion of the focus of our operations beyond providing Internet content and services related to information technology and the Internet creates a risk of diluting our brands, confusing consumers and decreasing the attractiveness of its audience to advertisers. Furthermore, in order to attract and retain Internet users and television viewers, and to promote and maintain the CNET brand in response to competitive pressures, we may find it necessary to increase substantially our budgets for marketing or for content and service program development or otherwise to increase substantially our financial commitment to creating and maintaining brand awareness and loyalty among consumers. For example, we anticipate that we may significantly increase our marketing expenditures as we seek to continue to build our brand. If we are unable to provide high quality content and services or otherwise fail to promote and maintain its brand, or if we incur excessive expenses in an attempt to or promote and maintain its brand, our business, prospects, financial condition and operating results will be materially adversely affected.

     LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS. Our performance is substantially dependent on the continued services of Halsey M. Minor, Shelby
W. Bonnie and the other members of our senior management team, as well as on our ability to retain and motivate its other officers and key employees. We do not have "key person" life insurance policies on any of its officers or other employees. Our future success also depends on its continuing ability to attract and retain highly qualified personnel. The production of content and services for the Internet and television requires highly skilled writers and editors and personnel with sophisticated technical expertise, and the number of such personnel available is limited. Competition for such personnel among companies with operations involving computer technology, the Internet and television production is intense, and there can be no assurance that we will be able to retain our existing employees or that we will be able to attract, assimilate or retain sufficiently qualified personnel in the future. In particular, we have encountered difficulties in attracting qualified software developers for its Internet sites and related technologies, and there can be no assurance that we will be able to attract and retain such developers. The inability to attract and retain the necessary technical, managerial, editorial and sales personnel could have a material adverse effect on our business, prospects, financial condition and operating results.

     WE HAVE RISKS ASSOCIATED WITH TELEVISION DISTRIBUTION AND WE ARE DEPENDENT ON USA NETWORKS. Our television programming is currently carried primarily on the USA Network and the Sci-Fi Channel, both of which are owned by USA Networks, pursuant to an agreement between us and USA Network, which expires on June 30, 1999. We cannot assure you that we will be able to obtain distribution for our television programming after June 30, 1999. In such event, our brand, business, prospects, financial condition and operating results may be materially and adversely affected.

     WE ARE SUBJECT TO RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE. The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of its Internet content, particularly in response to competitive offerings. There can be no assurance that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by us to modify or adapt its Internet sites and services and could fundamentally affect the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on our business, prospects, financial condition or operating results. New Internet services or enhancements offered by us may contain design flaws or other defects that could require costly modifications or result in a loss of consumer confidence, either of which could have a material adverse effect on our business, prospects, financial condition or operating results. In addition, failure of any equipment or software used by us to operate properly with regard to the Year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, prospects, financial condition and operating results.

     WE DEPEND ON THIRD PARTIES FOR OUR INTERNET OPERATIONS. We rely on the cooperation of owners and operators of other Internet sites in connection with the operation of its Internet sites and services. There can be no assurance that such cooperation will be available on acceptable commercial terms or at all. Our ability to develop original and compelling Internet content and service is also dependent on maintaining relationships with and using products provided by third party vendors of Internet development tools and technologies, such as:

         o    Macromedia's Shockwave

         o    Microsoft's ActiveX

         o    Progressive Networks' RealAudio

         o    Sun Microsystems' Java

Our ability to advertise on other Internet sites and the willingness of the owners of such sites to direct users to our Internet sites through hypertext links are also critical to the success of our Internet operations. Other Internet sites, particularly search engines, directories and other navigational tools managed by Internet service providers and Web browser companies, significantly affect traffic to our technology sites. Developing and maintaining satisfactory relationships with third parties could become more difficult and more expensive as competition increases. If we are unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if our competitors are better able to leverage such relationships, our business, prospects, financial condition and operating results will be materially adversely affected.

     WE HAVE RISKS ASSOCIATED WITH OUR POTENTIAL ACQUISITIONS AND INVESTMENTS. From time to time, we consider new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision by us to pursue a significant business expansion or new business opportunity would likely require a substantial investment of capital, which could have a material adverse effect on our financial condition and its ability to implement its existing business strategy or the issuance of equity interests in us, which would be dilutive to our common stock holders. Such an investment could also result in operating losses for us. In addition, we may encounter significant competition for acquisitions, which could lead to acquisition prices that we do not consider acceptable. Further, the pursuit of expansion or new business opportunities would place additional, substantial burdens on our management personnel and its financial and operational systems. There can be no assurance that any new Internet site or service or other new business venture would be developed in a cost effective or timely manner or would achieve market acceptance, or that we will have sufficient capital resources available for investment. Any such venture that is not favorably received by consumers could damage our reputation or the CNET brand. There can be no assurance that any significant business expansion or new business opportunity would ever be profitable, and a failure by us to recover the substantial investment required could have a material adverse effect on our business, prospects, financial condition and operating results.

     WE HAVE RISKS ASSOCIATED WITH BUSINESS COMBINATIONS AND STRATEGIC ALLIANCES. We may choose to expand our operations or market presence by entering into agreements, business combinations, investments, joint ventures or other strategic alliances with third parties, such as our agreement with America Online, or our joint venture with an affiliate of NBC to operate our snap. Internet portal service. Any such transaction will be accompanied by risks commonly encountered in such transactions, which include, among others:

         o    the difficulty of assimilating the operations

         o    technology and personnel of the combined companies

         o    the potential disruption of our ongoing business

         o the possible inability to retain key technical and managerial personnel

         o the potential inability of our management to maximize our financial and strategic position through the successful integration of acquired traffic and businesses

         o additional expenses associated with amortization of goodwill and other purchased intangible assets

         o additional operating losses and expenses associated with the activities and expansion of acquired businesses

         o    the maintenance of uniform standards, controls and policies

         o the possible impairment of relationships with existing employees and advertising customers

There can be no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with such business combination, investments, joint ventures or other strategic alliances, or that such transactions will not have a material adverse effect on our business, prospects, financial condition and operating results.

     WE ARE DEPENDENT ON INTELLECTUAL PROPERTY RIGHTS AND OTHERS MAY INFRINGE UPON THOSE RIGHTS. Our success and ability to compete is dependent in part on the protection of our original content for the Internet and television and on the goodwill associated with our trademarks, trade names, service marks and other proprietary rights. We rely on copyright laws to protect the original content that we develop for the Internet and television, including our editorial features and the various databases of information that we maintain and make available through our Internet sites. In addition, we rely on federal trademark laws to provide additional protection for the appearance of our Internet sites. A substantial amount of uncertainty exists concerning the application of copyright and trademark laws to the Internet, and there can be no assurance that existing laws will provide adequate protection for our original content or its Internet domain names. In addition, because copyright laws do not prohibit independent development of similar content, there can be no assurance that copyright laws will provide any competitive advantage to us.

     We own two Federal trademark registrations for the name "CNET" for use in connection with certain software applications and consulting services that it acquired by assignment. We have filed applications to register a number of our trademarks and service marks, including the name "CNET" and the related logo and the names CNET.COM, SHAREWARE.COM, SEARCH.COM and DOWNLOAD.COM, but no federal registrations have been granted for such names or marks. We also assert common law protection on certain names and marks that we have used in connection with our business activities. Two third parties objected to our application to register the service mark "CNET: the computer network," and, in connection with one of these objections, we agreed not to use such mark for any real estate or insurance related services. We are also a defendant in pending litigation concerning its use of the name "Snap". There can be no assurance that we will be able to secure registration for any of our marks. We have also invested significant resources in purchasing Internet domain names for existing and potential Internet sites from the registered owners of such names. There is a substantial degree of uncertainty concerning the application of federal trademark law to the protection of Internet domain names, and there can be no assurance that we will be entitled to use such domain names.

     We rely on trade secret and copyright laws to protect the proprietary technologies that we have developed to manage and improve our Internet sites and advertising services, but there can be no assurance that such laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. We have filed patent applications with respect to certain of its software systems, methods and related technologies, but there can be no assurance that such applications will be granted or that any future patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide a competitive advantage for us. In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future, for use in managing its Internet sites and providing related services to users and advertising customers. Our ability to generate revenues from Internet commerce may also depend on data encryption and authentication technologies that we may be required to license from third parties. There can be no assurance that these third party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could have a material adverse effect on our business, prospects, financial condition and operating results.

     Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of its intellectual property. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against us or claim that our use of certain technologies violates a patent. We anticipate an increase in patent infringement claims involving Internet-related technologies as the number of products and competitors in this market grows and as related patents are issued. Further, there can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights in connection with our Internet content or television programming. Any claims of infringement, with or without merit, could:

         o    be time consuming to defend

         o    result in costly litigation

         o    divert management attention

         o    require us to enter into costly royalty or licensing arrangements

         o    prevent us from using important technologies or methods

Any of these could have a material adverse effect on our business, prospects, financial condition and operating results.

     WE HAVE RISKS ASSOCIATED WITH DOMAIN NAMES. We currently hold various Web domain names relating to our brand and sites. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" generic top-level domains. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, there can be no assurance that we will be able to acquire or maintain relevant domain names in all countries in which it conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We, therefore, may be unable to prevent third parties from acquiring domain names that are similar to, or infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, prospects, financial condition and operating results.

     WE ARE SUBJECT TO GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES. Although there are currently few laws and regulations directly applicable to the Internet, a range of new laws and regulations have been proposed, and could be adopted, covering issues such as privacy, copyrights, obscene or indecent communications and the pricing, characteristics and quality of Internet products and services. During 1996, Congress enacted the Communications Decency Act, which, among other things, purported to impose criminal penalties on anyone that distributes "obscene" or "indecent" material over the Internet. A number of states have adopted or proposed similar legislation. Although certain provisions of the act have been held to be unconstitutional, the manner in which the act and similar existing or future federal and state laws will ultimately be interpreted and enforced and their effect on our operations cannot yet be fully determined, such laws could subject us to substantial liability. For example, we do not and cannot practically screen the contents of the various Internet sites that are indexed or accessible through our directories and search engines. Restrictive laws or regulations could also dampen the growth of the Internet generally and decrease the acceptance of the Internet as an advertising medium, and could, thereby, have a material adverse effect on our business, prospects, financial condition or operating results. Application to the Internet of existing laws and regulations governing issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty.

     The television industry is subject to extensive regulation at the federal, state and local levels. In addition, legislative and regulatory proposals under consideration by Congress and federal agencies may materially affect the industry and our ability to obtain distribution for its television programming.

     There can be no assurance that current or new government laws and regulations, or the application of existing laws and regulations, will not subject us to significant liabilities, significantly dampen growth in Internet usage, prevent us from obtaining distribution for its television programming, prevent us from offering certain Internet content or services or otherwise cause a material adverse effect on our business, prospects, financial condition and operating results.

     WE ARE DEPENDENT ON CONTINUED GROWTH IN USE OF THE INTERNET. Rapid growth in the use of and interest in the Internet is a recent phenomenon, and there can be no assurance that acceptance and use of the Internet will continue to develop or that a sufficient base of users will emerge to support our business. Revenues from our Internet operations will depend largely on the widespread acceptance and use of the Internet as a source of information and entertainment and as a vehicle for commerce in goods and services. The Internet may not be accepted as a viable commercial medium for a number of reasons, including potentially inadequate development of the necessary network infrastructure, timely development of enabling technologies or commercial support for Internet-based advertising. To the extent that the Internet continues to experience an increase in users, an increase in frequency of use or an increase in the bandwidth requirements of users, there can be no assurance that the Internet infrastructure will be able to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased government regulation. Changes in the pricing or quality of, or insufficient availability of, telecommunications services to support the Internet also could result in higher prices to end users or slower response times and could adversely affect use of the Internet generally and of our Internet sites in particular. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure does not effectively support growth that may occur, our business, prospects, financial condition and operating results would be materially adversely affected.

     WE HAVE CAPACITY CONSTRAINTS THAT MAY LEAD TO SYSTEM DISRUPTIONS. The satisfactory performance, reliability and availability of our Internet sites and its network infrastructure are critical to attracting Internet users and maintaining relationships with advertising customers. Our Internet advertising revenues are directly related to the number of advertisements delivered by us to users. System interruptions that result in the unavailability of our Internet sites or slower response times for users would reduce the number of advertisements delivered and reduce the attractiveness of our Internet sites to users and advertisers. We have experienced periodic system interruptions in the past and believes that such interruptions will continue to occur from time to time in the future. Additionally, any substantial increase in traffic on our Internet sites may require us to expand and adapt its network infrastructure. If we are unable to add additional software and hardware to accommodate increased traffic on our Internet sites, an unanticipated system disruption could result, slowing response times. There can be no assurance that we will be able to expand its network infrastructure on a timely basis to meet increased demand. Any increase in system interruptions or slower response times resulting from the foregoing factors could have a material adverse effect on our business, prospects, financial condition and operating results.

     Our Internet and television operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond the our control. All of our servers and television production equipment is currently located in San Francisco, California, an area that is susceptible to earthquakes. Since launching its first Internet site in June 1995, we have experienced system downtime for limited periods of up to a few hours due to power loss and telecommunications failures, and there can be no assurance that interruptions in service will not materially adversely affect our operations in the future. We do not carry sufficient business interruption insurance to compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business, prospects, financial condition and operating results.

     WE MAY BE LIABLE FOR OUR INTERNET AND TELEVISION CONTENT. As a publisher and a distributor of content over the Internet and television, we also face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. Such claims have been brought, and sometimes successfully pressed, against online services. In addition, we could be exposed to liability with respect to material indexed or offered on our sites. Although we carries general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, prospects, financial condition and operating results.

     WE HAVE SECURITY RISKS. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our Internet operations. We may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. For example, so-called "spiders" have and can be used in efforts to copy our data bases, including its data base of technology products and prices.

     Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. To the extent that activities of us or third party contractors involve the storage and transmission of proprietary information, such as computer software or credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. There can be no assurance that contractual provisions attempting to limit our liability in such areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements.

     WE ARE DEPENDENT ON LICENSED TECHNOLOGY. We rely on certain technology licensed from third parties, and there can be no assurance that these third party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all.

     AVAILABILITY OF SIGNIFICANT AMOUNTS OF COMMON STOCK FOR SALE COULD ADVERSELY AFFECT OUR STOCK PRICE. All of the 157,154 shares of common stock that the selling shareholders are offering to you will be eligible for immediate resale in the public market without restriction, except for any of these shares that are acquired by an affiliate of ours. As of December 31, 1998, we had 17,059,974 (pre-split) shares of our common stock outstanding, excluding:

         o 2,553,941 (pre-split) shares subject to options outstanding as of December 31, 1998 under our stock option plans (exercisable at prices ranging from $1.20 to $68.50 per share)

         o 149,950 (pre-split) shares of our common stock issuable pursuant to warrants (exercisable at prices ranging from $2.41 to $31.73 per share)

     We believe that substantially all of these shares of common stock will be freely tradable under the federal securities laws following this offering, subject to limitations. These limitations include vesting provisions in option agreements and volume and manner of sale restrictions under Rule 144 of the Securities Act of 1933. The future sale of a substantial number of shares of common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

     PAYMENT OF CASH DIVIDENDS. We have never paid cash dividends on our common stock. Our board of directors will determine future dividend policy based on the our results of operations, financial conditions, capital requirements and other circumstances. It is not anticipated that any cash dividends will be paid on our common stock in the foreseeable future.

     VOLATILITY OF STOCK PRICE. The trading price of our common stock is subject to wide fluctuations. For example, during the 52-week period ended February 12, 1999, the reported price of our common stock on Nasdaq was as high as $154.75 and as low as $25.25 per share. Trading prices of our common stock may fluctuate in response to a number of events and factors, such as:

         o    quarterly variations in operating results

         o    announcements of innovations

         o new products, strategic developments or business combinations by us or our competitors

         o    changes in our expected operating expense levels or losses

         o changes in financial estimates and recommendations of securities analysts

         o the operating and securities price performance of other companies that investors may deem comparable to us

         o    news reports relating to trends in the Internet

other events or factors many of which are beyond our control. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our operating performance.

     YEAR 2000 COMPLIANCE. We are aware of the issues associated with the programming code and embedded technology in existing systems as the year 2000 approaches. The "Year 2000 Issue" arises from the potential for computers to fail or operate incorrectly because their programs incorrectly interpret the two digit date fields "00" as 1900 or some other year, rather than the year 2000. The year 2000 issue creates risk for us from unforeseen problems in its own computer systems and from third parties, including customers, vendors and manufacturers, with whom we deal. Failures of our and/or third parties' computer systems could result in an interruption in, or a failure of certain normal business activities or operations. Such failures could materially and adversely affect our business, prospects, financial condition and operating results.

     To mitigate this risk, we have established a formal year 2000 program to oversee and coordinate the assessment, remediation, testing and reporting activities related to this issue. We are currently in the assessment phase of our year 2000 program. As part of this assessment, the following persons will be reviewed to determine if they are year 2000 compliant:

         o our application systems (e.g., financial systems, various custom-developed business applications)

         o technology infrastructure (e.g., networks, servers, desktop equipment)

         o    facilities (e.g., security systems, fire alarm systems)

         o    vendors/partners and products

This review will include:

         o the collection of documentation from software and hardware manufacturers

         o    the detailed review of programming code for custom applications

         o the physical testing of desktop equipment using software designed to test for year 2000 compliance

         o    the examination of key vendors'/partners' year 2000 programs

         o the ongoing testing of our products as part of normal quality assurance activities

     We have not made estimates for the costs associated with completing our year 2000 program, but will do so after completion of the assessment phase of the project. Costs incurred to date have not been material. There can be no assurance that we will not experience serious unanticipated negative consequences and/or additional material costs caused by undetected errors or defects in the technology used in its internal systems, or by failures of its vendors/partners to address their year 2000 issues in a timely and effective manner.

     Should miscalculations or other operational errors occur as a result of the year 2000 issue, we or the parties on which we depend may be unable to produce reliable information or to process routine transactions. Furthermore, in the worst case, we or the parties on which we depend may, for an extended period of time, be incapable of conducting critical business activities which include, but are not limited to, the production and delivery of our Internet sites, invoicing customers and paying vendors, which could have a material adverse effect on our business, prospects, financial condition and operating results.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         Instead of repeating information in this prospectus that we have already filed with the SEC, SEC rules permit us to "incorporate by reference" the information we file with them. These rules mean that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of our shares offered by this prospectus.

         o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

         o Our Quarterly Reports on Form 10-Q (that contain unaudited consolidated financial statements) for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

         o Our Reports on Form 8-K filed May 22, 1998, June 15, 1998, July 15, 1998, March 1, 1999, March 1, 1999 and March 17, 1999;

         o    Our Proxy Statement dated April 30, 1998; and

         o The description of our common stock contained in our Registration Statement on Form 8-A filed on June 17, 1996, including any amendments or reports filed for the purpose of updating such description.


                       WHERE YOU CAN GET MORE INFORMATION

         We have filed a registration statement with the SEC to register the common stock that the selling shareholders are offering to you. This prospectus is part of that registration statement. As allowed by the SEC's rules, we have not included in this prospectus all of the information that is included in the registration statement. At your request, we will provide you, without charge, with a copy of the registration statement or any of the exhibits to the registration statement. If you want more information, write or call us at:

                                   CNET, Inc.
                               150 Chestnut Street
                         San Francisco, California 94111
                            Telephone: (415) 395-7800
                       Attention: Chief Financial Officer

         Our fiscal year ends December 31. We furnish our stockholders with annual reports containing audited financial statements and other appropriate reports. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically, such as us, at http://www.sec.gov.

                          ----------------------------

     Information contained on our Internet network will not be deemed to be part of this prospectus.

                              SELLING SHAREHOLDERS

         The table below sets forth information with respect to the beneficial ownership of our common stock by the selling shareholders immediately prior to this offering and as adjusted to reflect the sale of shares our common stock pursuant to the offering. All information with respect to the beneficial ownership has been furnished by the respective selling shareholders. Percentages are based on the 34,119,948 (post-split) shares of Common Stock outstanding on December 31, 1998.

                                              Beneficial Ownership                       Beneficial Ownership
                                                Prior to Offering                           After Offering
                                    -------------------------------------------       --------------------------
                                    Number of         Percent of      Shares to       Number of       Percent of
Name of Beneficial Owner              Shares             Class         be Sold          Shares          Class
------------------------            ---------         ----------      ---------       ---------       ----------

James Nicholson                       96,274              0.282%        48,138          48,136          0.141%

Ilan Reuben                           96,274              0.282%        48,138          48,136          0.141%

Steve Boom                             6,750               0.02%         3,376           3,374           0.01%

CNA Trust FBO Steve Boom               1,154              0.003%           578             576          0.002%

Abe Reuben                             1,830              0.005%           916             914          0.003%

Ana Maria Nicholson                    1,338              0.004%           670             668          0.002%

Dick Schwarz                             890              0.002%           446             444          0.001%

Peter Nicholson                          438              0.001%           220             218         0.0005%

Thomas Randell                         2,256              0.007%         1,128           1,128          0.003%

Nihad Hafiz                           80,314              0.235%        40,158          40,156          0.118%

Denny Chittick                        26,772              0.078%        13,386          13,386          0.039%

                              PLAN OF DISTRIBUTION

         The sale of the shares offered in this prospectus may be effected from time to time directly or by one or more broker-dealers or agents in one or more transactions on the Nasdaq National Market, in negotiated transactions, or through a combination of such methods of distribution, at prices related to prevailing market prices or at negotiated prices.

         In the event one or more broker-dealers or agents agree to sell the shares, they may do so by purchasing the shares as principals or by selling the shares as agent for the selling shareholders. Any such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders or the purchasers of the shares for which such broker-dealer may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation).

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities with respect to our common stock for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling shareholders. All of the foregoing may affect the marketability of the shares.

         In order to comply with certain states' securities laws, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, our common stock may not be sold unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the offering.

                                  LEGAL MATTERS

         The validity of the shares offered in this prospectus will be passed upon for us by Hughes & Luce, L.L.P., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 157,154 Shares
                                   CNET, Inc.
                                  Common Stock

                                ----------------
                                   Prospectus
                                ----------------


                                 March 18, 1999





                                TABLE OF CONTENTS


Summary................................................................................................... 1
Risk Factors.............................................................................................. 5
Incorporation of Certain Documents by Reference...........................................................18
Where You Can Get More Information........................................................................18
Selling Shareholders......................................................................................19
Plan of Distribution......................................................................................20
Use of Proceeds...........................................................................................20
Legal Matters.............................................................................................20
Experts...................................................................................................20